Filed by ReShape Lifesciences Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Obalon Therapeutics, Inc.

Commission File No. 001-37897

ReShape Lifesciences Inc. 1Q 2021 Conference Call Script

Good Morning and thank you for joining the 1st quarter 2021 ReShape Lifesciences Earnings webinar. I am pleased to be joined by Bart Bandy, Chief Executive Officer of ReShape Lifesciences Inc., who will provide an overview of the Company’s recent activities and business highlights for the first quarter of 2021. Tom Stankovich, Chief Financial Officer of ReShape, will then review the financial results for the recent quarter and then turn the call back over to Bart to finish.

As a reminder, this conference call, as well as ReShape Lifesciences’ SEC filings and website at www.reshapelifesciences.com, including the investor information section of the website, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those discussed due to known and unknown risks, uncertainties, and other factors. These and additional risks and uncertainties are described more fully in the Company's filings with the Securities and Exchange Commission, including those factors identified as "risk factors" in our Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q that was filed yesterday.  As an additional reminder, our stock is listed OTC, trading under the ticker RSLS.

I will now turn the call over to the CEO, Bart Bandy. Bart?

Thanks, James. Good Morning everyone and thank you for joining us today. The first quarter of 2021 was very productive for ReShape as we were able to expand the ReShape product portfolio and saw Lap-Band® purchases continue to build from the pandemic with both existing and recommenced accounts.

Additionally, one of our highest priorities the first half of this year has been completing our merger with Obalon and the up-listing to Nasdaq. I am pleased to announce that this process continues to progress, including the recent approval of the merger by shareholders holding approximately 95% of our common stock during our shareholder meeting on May 13th, 2021. The completion of this merger will create numerous opportunities for our company, as the combined company would also begin trading on Nasdaq following the completion of the transaction.

Obalon’s technology is the first and only swallowable, gas-filled balloon system for weight loss, and has continued to demonstrate strong efficacy and a best in class safety profile for weight loss with lasting results, and minimal side effects. In addition to weight loss, patients showed improvement in cardiometabolic risk factors, including fasting glucose, systolic blood pressure, cholesterol and triglycerides. The potential addition of this technology clearly emphasizes our mission to build a portfolio of regulatory approved solutions for desired outcomes achieved in conjunction with patient centric care and data based best in class safety profiles.

We are also pleased with the efforts we made during the first quarter in driving the sustainability of our blended product and service portfolio in line with current market trends. In 2020, The World Health Organization encouraged the use of telehealth instead of physical hospital visits to minimize the risk of individuals contracting COVID-19. We are pleased to have capitalized on this major multi-billion dollar market opportunity with the launch of our Reshapecare™ service. Reshapecare is a reimbursed telehealth enabled platform that supports medical practices through enhanced patient engagement and customizable pathways for success. Our distinct patient aftercare model provides live and virtual support for clinicians and their patients, regardless of the patients’ type of medically supervised therapy, or surgical weight loss procedure. This patient-centric program, which also includes our e-commerce patient platform, ReShape Marketplace™  is a testament to the innovation, ability and commitment from our company to help as many people as possible with their weight loss journeys.

We continue to explore ways to expand our Lap-Band accounts through integrated sales and patient direct marketing strategies that are congruent with the Company’s growth strategies, and will continue to evaluate synergistic technology opportunities that will support strategic expansion of our portfolio and bring additional value to our shareholders.

To support these growth initiatives, we will also be hiring additional personnel to implement metric based patient direct marketing programs, bring our internal pipeline products to market and drive sales.

At ReShape, we will continue to break through the constraints of the COVID-19 pandemic on our industry through a diversified product offering that will increase our market position through a proprietary ecosystem that provides more opportunities for engaging patients and increasing revenues.  In addition to the 50% of adults in the US who try to lose weight every year, it was reported by the CDC that 78% of all COVID-19 hospitalizations and deaths have been attributed to overweight and obese people. Now more than ever, it is crucial for us to maximize the public awareness of ReShape’s weight loss solutions and improve accessibility for more people that want help.

As part of our commercial outreach, our digital marketing efforts have generated increased interest for the Lap-Band with clinicians and potential patients. Through website updates, SEO tracking, comprehensive social media programs and local media efforts, we have steadily built a growing audience through the implementation of updated and accurate information regarding the safety and efficacy of the Lap-Band.

During the first quarter of 2021, ReShape Lifesciences generated total revenues of $3.2 million, compared to revenues of $2.8 million for the prior year period and $3.1 million in the same quarter of 2019.  We have also continued to implement significant cost saving initiatives and expense controls, simultaneously improving the operational efficiencies that have positioned us for sustainable success. Tom will provide more insight on financial protocols established in the latter half of this presentation.

Although the pandemic has impacted our clinical projects, we have continued to refine and maintain the parameters for our delayed 95-subject ReShape Vest™ enrollment study in Europe. Patients at our Spanish site had their procedures performed prior to the pandemic based closing of medical sites in that region, and we have continued to monitor their results.

While we’ve closed our PMA for the vBloc weight loss indication to reallocate investment and resources, the platform has created a pathway to offer future shareholder value with ReShape’s Dual Block Stimulation Neuromodulation™ (DBSN) technology, currently being developed as a new treatment for type 2 diabetes mellitus (T2DM). With funding received from a National Institutes of Health (NIH) Small Business Innovation Research grant, we were able to identify and successfully meet the necessary endpoints of a pre-clinical study. We are currently working towards a second NIH grant to generate additional clinical data for this technology.

As we work to navigate the current landscape, we remain confident in our progress towards becoming the premier physician led weight loss company and look forward to providing further updates on our progress. We are emerging from 2020 as a much stronger company, fully committed to continuing our momentum.

I’d now like turn the call over to Tom for our detailed financial results.

Thanks Bart and good afternoon everyone. The first quarter of 2021 proved to be encouraging as compared to the same time last year. For the three months ended March 31, 2021, we reported sales of $3.2 million, as compared to revenues of $2.8 million in the three months ended March 31, 2020, representing a 15.5% increase. The $0.6 million increase was primarily due to greater US sales, and was partially offset by a decrease of international sales resulting from several regions heavily affected by the COVID-19 pandemic.

We reported gross profit of $2.3 million in the first quarter of 2021, representing a gross margin of 70.9%, compared to $1.5 million in the three months ended March 31, 2020, at a gross margin of 53.9%.  The higher gross margin is attributed to increased volume, lower overhead expenses, and improved product mix with higher domestic sales, which historically have a greater gross profit margin than international sales.

Total operating expenses for the three months ended March 31, 2021 decreased by $1.1 million to $4.5 million, as compared to $5.6 million for the three months ended March 31, 2020.

Sales and marketing expenses for the first quarter of 2021 were $1.3 million as compared to $1.5 million for the first quarter of 2020. This decrease stems from lower payroll related expenses and a reduction in consulting fees. As we center our focus on further tapping into the strong potential and positive return of the weight loss market, we expect to increase our advertising and marketing expenditures for the remainder of 2021.

General and administrative expenses were $2.7 million for the three months ended March 31, 2021 compared with $2.8 million for the three months ended March 31, 2020.  The $0.1 million decrease was primarily related to the absence of stock option grants, reduced bad debt expense on improved collections, and less travel due to the impact of COVID-19.  This was offset by an increase in audit, consulting, legal and professional services related to the proposed Obalon merger.

Research and development expenses were $0.6 million for the three months ended March 31, 2021 compared with $1.3 million for the first quarter of 2020. The decrease was primarily a result of a slowdown in clinical trials for the ReShape Vest due to the COVID 19 pandemic.

On a Non-GAAP adjusted EBITDA basis, including the addition of stock compensation expense, depreciation and amortization, and warrant expense, amongst other items, the loss was $1.8 million for the three months ended March 31, 2021, compared to an adjusted EBIDTA loss of $3.4 million for the three months ended March 31, 2020.  This $1.6 million improvement was primarily due to reduced operating expenses and improved gross profit.

Turning to the balance sheet, as of March 31, 2021, the Company's cash and cash equivalents, and restricted cash totaled $1.9 million. We continue to focus on increasing revenue and decreasing our cash burn as we monitor our monthly spend and operations for potential cost reductions. To note, in January 2021 we successfully obtained a $15.0 million line of credit with an institutional investor which is accessible to ReShape at any time, however, as of the end of this past quarter, we had not made a draw on this credit facility.

As mentioned on our previous quarterly earnings call, we are on track with our reduced operational expenses and cash burn to extend our runway. We also will continue to prioritize growing revenues while monitoring operating expenses to improve profitability

With that, I will turn the call back over to Bart.

Thanks, Tom.

We believe we are well positioned to continue to penetrate the physician led weight loss market with our safe and effective solutions. Additionally, we are confident that directly reaching more of our customer base while improve shareholder value. Our potential up-listing to Nasdaq, would provide greater interest within the investment community and offer our shareholders an opportunity for increased value and liquidity. Despite the constraints of the pandemic, I am very pleased with the forward progress, sustainable business model and robust platform we have continued to develop at ReShape.

Thank you to our investors, employees and customers for your continued support of the vision and mission of ReShape.